August 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Lindsey, Staff Accountant

Melissa Kindelan, Staff Accountant

Re: NextGen Healthcare, Inc.

Form 10-K for Fiscal Year Ended March 31, 2019 Filed May 28, 2019

File No. 001-12537

Ladies and Gentlemen:

NextGen Healthcare, Inc. (the “Company” or “we”) submits this letter in reference to the Securities and Exchange Commission's letter to James R. Arnold, Chief Financial Officer, dated July 26, 2019, relating to the Company's Form 10-K for the fiscal year ended March 31, 2019 (the “Comment Letter”).

The Comment Letter indicates that the Company must respond within ten (10) business days from the date of the letter or inform the Staff when the Company would provide a response. The Company is working expeditiously to respond to the Comment Letter. However, the Company will not be able to submit its response within ten (10) business days of the date thereof. The Company currently anticipates submitting a response to the Comment Letter on or before August 30, 2019.

Please do not hesitate to contact me at 949-255-2600, with any concerns you may have regarding the proposed timetable described above. Thank you for your consideration.

Sincerely,

NextGen Healthcare, Inc.

By:

/s/ James R. Arnold, Jr.

James R. Arnold, Jr.

Executive Vice President, Chief Financial Officer

Cc:

John R. Frantz (President and Chief Executive Officer of the Company)

Jeffrey D. Linton (Executive Vice President, General Counsel and Secretary of the Company)

Jil Phinicharomna Lee (Engagement Partner, PricewaterhouseCoopers LLP)